UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

WORLDWIDE SAVE FOR SHARES

3. Period of return:

From	NOVEMBER 2007	To	MAY 200 8

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

52,449

5. Number of shares issued / allotted under scheme during period:

65,985

6. Balance under scheme not yet issued / allotted at end of period

56,464

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION ON 8 J UNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808 ,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From	NOVEMBER 200 7	To	MAY 200 8

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

42,247

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

42,247

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808, 367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From	NOVEMBER 200 7	To	MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

24,972

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808, 367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc , 80 Strand , London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

1992 US SENIOR EXECUTIVE

3. Period of return:

From	NOVEMBER 200 7	To	MAY 200 8

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

48, 400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

48,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc , 80 Strand , London , WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

US SENIOR EXECUTIVE

3. Period of return:

From	NOVEMBER 200 7	To	MAY 200 8

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

31,739

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

31,739

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

80 8, 367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

LONGTERM INCENTIVE PLAN

3. Period of return:

From	NOVEMBER 200 7	To	MAY 200 8

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

88,674

5. Number of shares issued / allotted under scheme during period:

35,590

6. Balance under scheme not yet issued / allotted at end of period

53,084

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:

From	NOVEMBER 200 7	To	MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

69,320

5. Number of shares issued / allotted under scheme during period:

260,107

6. Balance under scheme not yet issued / allotted at end of period

29,213

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

100,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

8 0 8, 367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:       Listing Applications
UK
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary
Wharf
London
, E14 5HS

Please ensure the entries on this return are typed
1. Name of company

PEARSON PLC

2. Name of scheme

JR2007 SHARE SCHEME

3. Period of return:

From	NOVEMBER 2007	To	MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5000 LISTED ON 22 NOVEMBER 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808, 367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                 PEARSON plc

Date:05 June, 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary